Exhibit 99.1

KE Holdings Inc. Announces Inclusion of its Class A Ordinary Shares in the Shanghai-Hong Kong Stock Connect and the Shenzhen-Hong Kong Stock Connect Programs

Beijing, China, Mar. 10, 2025 (GLOBE NEWSWIRE) -- KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE; HKEX: 2423), a leading integrated online and offline platform for housing transactions and services, today announced that the Company’s Class A ordinary shares traded on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) have been included in the Shanghai-Hong Kong Stock Connect and the Shenzhen-Hong Kong Stock Connect programs, both effective on March 10, 2025, pursuant to the announcements made by the Shanghai Stock Exchange and the Shenzhen Stock Exchange, respectively.

Following the inclusion, eligible investors in Mainland China will have direct access to the trading of the Company’s Class A ordinary shares. The inclusion is expected to further expand and diversify the Company’s investor base, improve the trading liquidity of the Company, and allow Beike to share its growth and future success with investors in Mainland China via the financial market to a greater extent.

About the Shanghai-Hong Kong Stock Connect and the Shenzhen-Hong Kong Stock Connect

The Shanghai-Hong Kong Stock Connect and the Shenzhen-Hong Kong Stock Connect are mutual stock market and access mechanisms between Mainland China and the Hong Kong Special Administrative Region, under which the Shanghai Stock Exchange and the Shenzhen Stock Exchange have established technical connectivity with the Hong Kong Stock Exchange, respectively, to enable investors in Mainland China and the Hong Kong Special Administrative Region to trade eligible shares listed on each other's market through their local securities companies or brokers.

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building infrastructure and standards to reinvent how service providers and customers efficiently navigate and complete housing transactions and services in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With more than 23 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build its infrastructure and standards and drive the rapid and sustainable growth of Beike.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike platform; competition in the industry in which Beike operates; relevant government policies and regulations relating to the industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: https://investors.ke.com.

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.

Investor Relations

Siting Li

E-mail: ir@ke.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com